Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges computation, as well as any deficiency, is shown below.

Earnings available for fixed charges are calculated by determining the sum of: (a) income (loss) from continuing operations before income taxes; and (b) fixed charges (as defined below).

Fixed charges are calculated as the sum of: (a) interest costs of debt (including capital leases); (b) amortization of debt discount and/or premium; and (c) the estimated interest portion of rental expense.

	Six Months Ended June 30,	Year Ended December 31,
(Dollars in millions)	2015 (1)	2014 (2)	2013 (3)	2012 (3)	2011 (3)	2010 (3)

Pre-tax income (loss) from continuing operations	$8.7	$(21.6)	$0.4	$23.5	$56.7	$80.7

Fixed charges:
Interest expense and amortization of debt discount and/or premium on all indebtedness	$12.8	$14.0	$—	$—	$—	$—
Interest portion of rental expense	11.5	18.5	13.0	12.9	14.3	14.7
Total fixed charges	$24.3	$32.5	$13.0	$12.9	$14.3	$14.7

Pre-tax income from continuing operations plus fixed charges	$33.0	$10.9	$13.4	$36.4	$71.0	$95.4
Ratio of earnings to fixed charges	1.4x	* (4)	1.0x	2.8x	5.0x	6.5x

(1) Includes the results of the combined legacy xpedx and Unisource businesses.
(2) Includes the results of the legacy xpedx business for the period January 1, 2014 through December 31, 2014, and the results of the Unisource business for the period July 1, 2014 through December 31, 2014.

(3) Includes the results of the legacy xpedx business only.
(4) Earnings for the year ended December 31, 2014 were inadequate to cover fixed charges by $21.6 million.